SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: August 23, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statement on Form F-3, File No. 333-151707.
Tender Offer Extension and Condition Waiver
     On August 23, 2010, Navios Maritime Acquisition Corporation (the “Company”) issued a press release announcing that it had extended the period of the offer (the “Offer”) to holders of its publicly traded warrants (“Public Warrants”) an opportunity to exercise the Public Warrants on enhanced terms. As extended, the Offer will expire on Friday, August 27, 2010 (11:59 p.m. New York City time). The Company also announced that it had waived the condition to the Offer that at least 15% of the outstanding Public Warrants be exercised for cash. Except for the extension of the Offer and the waiver of the 15% cash exercise condition, the Offer remains subject to all other terms and conditions set forth in the revised Offer Letter, dated August 12, 2010, including the condition that at least 75% of the 25.3 million outstanding Public Warrants be exercised pursuant to the Offer. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 24, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated August 23, 2010.